OMV

News Release

February 7, 200
7.30am (UK tim

www.omv.com

OMV opens first service stations in Bosnia-Herzegovina

- **Establishment of 9 filling stations marks entry into retail market**
- **A total of 70 stations and an increase in market share to 20% targeted by 2008**

The European oil and gas group OMV announces that its 50% subsidiary OMV Istrabenz Holding Company Plc. (OMV Istrabenz), has successfully launched its first 9 filling stations in Bosnia-Herzegovina as part of its strategy to achieve a 20% market share in the region by 2008. OMV Istrabenz now has a market share through its retail and commercial business of almost 3% in Bosnia-Herzegovina. It plans to invest about EUR 50 to 70 mn to establish approximately 70 service stations and expand its commercial business here in order to achieve this goal.

The network of service stations will be operated by INTEROIL d.o.o., a newly established company in which OMV Istrabenz holds a majority stake. A minority stake is held by Kopex-Sarajlić, a well established company in the local oil business, headquartered in Sarajevo. INTEROIL also has sales and storage facilities in the region.

OMV Istrabenz now operates 210 service stations in its 4 markets – 101 in Slovenia, 70 in Italy, 30 in Croatia and 9 in Bosnia-Herzegovina. It has already been active in the commercial business in Bosnia-Herzegovina for two years through its wholly owned subsidiary OMV Istrabenz BiH d.o.o.

OMV Istrabenz's extensive experience in marketing petroleum products and the local market knowledge of Kopex-Sarajlić together with the 9 service stations provides a strong launch pad to meet the ambitious growth targets for Bosnia-Herzegovina.

OMV's CEO Wolfgang Ruttenstorfer states: "Our entry in the retail business in Bosnia-Herzegovina reflects the early-entry strategy that we have been driving forward in our Central and Eastern European core region." Since pursuing expansion plans at the beginning of the 1990s, OMV has become the leading oil company in Central and Eastern Europe, a position that Ruttenstorfer now aims to both extend and consolidate.

Notes to editors:

OMV Istrabenz Holding Company Plc. is a 50:50 joint venture between OMV Aktiengesellschaft and ISTRABENZ d.d. The company was founded in 1994 and is the parent of four operating companies that are active in Slovenia, Croatia, Northern Italy and Bosnia-Herzegovina. OMV Istrabenz Group has 327 employees at the end of 2002 and operates 210 service stations. The OMV Istrabenz Group's total sales volume in 2002 was 879,260 tonnes.

OMV in Central and Eastern Europe

OMV is seeking to increase its market share in Central and Eastern Europe from 10% to 20% by 2008. To achieve this goal, it plans to develop into the leading brand in the commercial and retail business. The expansion will be concentrated in the Danube corridor extending from the Black Forest to the Black Sea. This region, with its approximately 100 million inhabitants, will be Europe's largest growth market for petroleum products. The OMV Group intends to participate in this dynamic growth through an expansive quality and convenience strategy. The OMV service stations serve mobile customers as multifunctional service centres. With its VIVA Shops, Vienna Cafés and modern car washes, OMV offers its customers top-quality service and products extending from fuel to fresh fruits and baked goods, as well as excellent food and dining service. As of December 31, 2002, OMV was operating a total of 1,232 stations in Central and Eastern Europe, 517 of which in Austria and 715 in other countries.

- Ends -

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office	Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Thomas Huemer, Press Office	Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villalón, London	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Mark Kollar, New York	Tel. +1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–December and Q4 2003** on March 11, 2003